VIA EDGAR SUBMISSION

Mr. Jorge L. Bonilla

Senior Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

U.S.A.

January 27, 2006

Re:	AsiaInfo Holdings, Inc.
Form 10-K For the Fiscal Year Ended December 31, 2004
File No. 001-15713

Dear Mr. Bonilla:

Please find attached AsiaInfo Holdings, Inc.’s response to comments on its Form 10-K for the fiscal year ended December 31, 2004. AsiaInfo Holdings, Inc. (“AsiaInfo” or the “Company”) appreciates this opportunity to respond to the comments provided by the staff of the Securities and Exchange Commission (“SEC” or the “Commission”).

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 46

1. Please explain to us how you determined that your disclosure controls and procedures were operating effectively despite the material weakness identified in your internal controls over financial reporting. Tell us what consideration you gave to disclosing this information in your document.

As indicated in SEC Release No. 33-8238, Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, although the concepts of internal control over financial reporting and disclosure controls and procedures overlap, there are some elements of internal control over financial reporting that are not subsumed within the definition of disclosure controls and procedures. Disclosure controls and procedures mean controls and procedures of a company that are designed to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. The definition further states that disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that the information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Whereas, internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer and effected by the board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

1

In our 2004 annual report we identified a material weakness within our internal control over financial reporting because our management lacked appropriate experience and expertise relating to accounting for income taxes under U.S. GAAP, specifically SFAS 109. Our plan to remediate this internal control weakness was to contract for tax accounting assistance from a qualified outside vendor. However, we were not able to secure an agreement to provide such services until early January, 2005, after the date (December 31, 2004) that our internal control environment was required to be assessed by our management and audited by our external auditors in accordance with PCAOB Auditing Standard No. 2.

Despite our finding of this material weakness in internal control over financial reporting, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective, based on an evaluation carried out prior to the filing date. This conclusion was based on our understanding of Rule 13a-15(e) under the Exchange Act, and facts that we believe to be relevant as of the evaluation date, including the following:

•	Our written disclosure policies and procedures, and the role of our compliance committee in coordinating our disclosure process;

•	Our clear system of allocating responsibility for verifying different aspects of our disclosure to the appropriate officers and employees in charge of various businesses and functions within our Company;

•	Our system of written checklists for assessing the completeness of the financial statements in our annual and quarterly reports; and

•	Our procedures for maintaining detailed working papers to support the disclosure in each note to our financial statements.

The internal control weakness we identified in our 2004 annual report related to management’s lack of experience and expertise in a particular area of the literature comprising U.S. GAAP, and not to a material weakness in recording, summarizing processing or reporting information. In order to address this lack of expertise in accounting for income taxes, in January of 2005 we obtained external advice from professional tax and accounting advisors. In May of 2005, we hired additional staff in our tax department with the experience and expertise to advise on accounting for income taxes in accordance with SFAS 109.

In summary, the material weakness we identified in 2004 arose from a lack of expertise in a particular aspect of tax accounting. This lack of internal expertise was remediated through the use of external advisors in January of 2005, who had provided advice on accounting for income taxes under U.S. GAAP for the year ended December 31, 2004. Because this lack of internal expertise in a substantive area of U.S. GAAP was addressed through our engagement of external advisors, it did not impact our ability to record, summarize, process or report information in our 2004 annual report or in any other reports required to be filed under the Exchange Act.

Financial Statements

Note 3. Acquisition, page F-13

2. Please tell us how you determined that the acquisitions of Lenovo and Pacific constituted business combinations under paragraph 9 of SFAS 141 and EITF 98-3. Also, in your response explain the factors that contributed to a purchase price that resulted in recognition of goodwill.

Statement 141 incorporates the guidance of EITF 98-3 in determining whether a transferred set of assets constitutes a business. EITF 98-3 states that “A business is an integrated set of activities and assets conducted and managed for the purpose of providing: a return to investors; or lower costs or other economic benefits directly and proportionately to owners, members, or participants.” A business consists of (1) inputs, (2) processes applied to those inputs, and (3) resulting outputs that are or will be used to generate revenues.

The set of activities and assets acquired from Lenovo constituted substantially all of the IT services division of Lenovo Group Limited. This included almost all of the employees, assets and liabilities, sales network, existing customer base, and intellectual property associated with that division. These assets had been operated by Lenovo, and continued to be operated by AsiaInfo, as an integrated business for purposes of providing IT services to customers, generating revenues, and providing returns to investors.

In the Pacific Software acquisition, the assets acquired included employees, computers, software, contract backlog, customer relationships, and systems and protocols. These assets had been operated by Pacific Software, and continued to be operated by AsiaInfo, as an integrated business for purposes of providing human resources software systems and solutions to customers, generating revenues, and providing returns to investors.

In determining the purchase price for both transactions, AsiaInfo first considered the revenue generated in the prior periods and the expected revenue stream from the acquired businesses. In the Lenovo transaction, AsiaInfo also took into account the value of the brand name, the value of the completed technology, the ability to access certain restricted markets in China, existing customer base, sales network, and the experienced management and employees of the business. In the Pacific Software transaction, the specific factors we considered included managements’ expectations regarding the rapid growth of the human resources software market, the flexibility of the acquired software, existing customer base, sales network, and the experienced management and employees of the acquired business. At the time of the acquisitions, AsiaInfo expected to expand the Company’s offerings to Chinese enterprises in industries beyond the Company’s traditional telecommunications customer base and to create steady revenue streams across multiple vertical industries beyond telecommunications.

AsiaInfo engaged an independent valuation specialist to determine the fair value of the assets acquired from Lenovo and Pacific Software. Goodwill was determined as a residual value after subtracting the fair value of the acquired assets from the consideration. It represents the existence of one or more of the following components with respect to each of the acquired businesses:

•	assets that do not fulfill the separate recognition requirement of SFAS 141 – such as workforce and potential contracts under discussion at the time;

•	values arising from synergies of the acquired net assets; and

•	company-specific synergies such as cost savings and cross-selling.

Note 20. Segment Information, page F-27

Reconciliation of Non-GAAP Measures

3. We note the presentation of revenues net of hardware costs and its characterization as non-GAAP measure in the notes to your financial statements. Please clarify if this information is reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing it performance. Also, tell us how you consider the prohibition against including non-GAAP financial measures within the notes to the financial statements in the Item 10(e) of Regulation S-K.

The information on revenues net of hardware costs and its characterization is reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance. By presenting the non-GAAP financial measures in the accompanying notes, the Company believes that it provided more useful information for investors, as total revenues net of hardware costs more accurately reflect the core of our business, which is the provision of software solutions and services. Such measure not only provides transparency to our operating results, it is also a tool that our management uses to evaluate the competitiveness and development of our business. Under SFAS 131, Segment Information, segment financial information is required to be reported on the basis that it is used internally for evaluating segment performance. Since net revenues were reported to the chief operating decision maker for resource allocation and performance decisions, we have presented such segment information Note 20. We have provided a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measure (i.e. gross revenues), as required by paragraphs 31 and 32 of SFAS 131. Therefore the information provided in Note 20 was presented in accordance with GAAP and not subject to the prohibition in Item 10(e) of Regulation S-K.

4. Please refer to the presentation of the above information on page 28. It would appear that an investor could mistakenly conclude that this piece of information is preferential to the full segment disclosure in footnote 20. Therefore, tell us how you considered the appropriateness of this information in your MD&A without a complete discussion of SFAS 131 information. Refer to Question 19 and 20 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Prior to the acquisition of the IT services business of Lenovo Group Limited on October 19, 2004, AsiaInfo operated as a single segment and was not required to include a complete discussion of SFAS 131 information. As the report date for the Form 10-K ended on December 31, 2004, the SFAS 131-required information was presented for only two and half months, as compared to five fiscal years in MD&A. In response to this comment letter, we will include in our MD&A section of all future fillings with the SEC full segment disclosure from the financial statement footnotes and other information, such as determination of reportable segments, types of products and services provided by operating segments and differences between the measurements used in providing segment information and those used in the financial statements.

* * *

In connection with responding to our comments, we hereby acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please do not hesitate to contact me at +8610 8216 6018 or +86 1390 1169 320. Please also note that my direct fax number is +8610 6250 1656.

Sincerely,

/s/ Ying Han
Ying Han
Executive Vice President and Chief Financial Officer